SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 1 )

                  REPUBLIC AUTOMOTIVE PARTS, INC.
                         (NAME OF ISSUER)

                    COMMON STOCK $.50 PAR VALUE
                  (TITLE OF CLASS OF SECURITIES)

                             76028010
                          (CUSIP NUMBER)

                        M. DEWEY MORRIS, JR.
                 500 WILSON PIKE CIRCLE, SUITE 109
                       BRENTWOOD, TN  37207
                          (615) 373-2050
                (NAME, ADDRESS AND TELEPHONE NUMBER
                  OF PERSON AUTHORIZED TO RECEIVE
                    NOTICES AND COMMUNICATIONS)

                         JANUARY 10, 1997
        (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 76028010


1)  Name of Reporting Person  M. Dewey Morris, Jr.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON ###-##-####
2)  Check the Appropriate Box if a Member of a Group   (a)  [ ]
                                                       (b)  [ ]
3)  SEC USE ONLY
4)  SOURCE OF FUNDS                  NOT APPLICABLE
5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    TO ITEMS 2(D) OR 2(E)                                   [ ]
6) CITIZENSHIP OR PLACE OF ORGANIZATION MR. MORRIS IS A CITIZEN OF THE UNITED STATES OF AMERICA.
Number of Shares    (7)  SOLE VOTING POWER            158,120
Shares Beneficially (8)  SHARED VOTING POWER            -0-
Owned By Each Re-   (9)  SOLE DISPOSITIVE POWER       158,120
PORTING PERSON WITH (10) SHARED DISPOSITIVE POWER        -0-
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      158,120
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                    SHARES          [ ]
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14)  TYPE OF REPORTING PERSON                           IN

     ITEM 1.  SECURITY AND ISSUER.

     Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby amends and restates the entire text of the Schedule 13D, originally filed on his behalf on February 7, 1994, relating to the common stock, $.50 par value (the "Shares") of Republic Automotive Parts, Inc., a Delaware corporation (the "Company"). The address of the principal offices of the Company is 500 Wilson Pike Circle, Suite 115, Brentwood, Tennessee 37027.


     ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  M. Dewey Morris, Jr.

     (b)  500 Wilson Pike Circle, Suite 109, Brentwood, Tennessee  37027.

     (c) Mr. Morris presently is President of Fenders & More, Inc., a Tennessee corporation, whose principal office is located at 500 Wilson Pike Circle, Suite 109, Brentwood, Tennessee, 37027. On January 28, 1994, Fenders & More, Inc., through a merger with a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of the Company.

     (d) Mr. Morris, during the past five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Morris, during the past five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Morris is a citizen of the United States of America.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares beneficially owned by Mr. Morris were acquired by him when the Company acquired Fenders & More, Inc. on January 28, 1994, and when he received options to purchase Shares on December 15, 1994, December 14, 1995, and December 12, 1996. On January 28, 1994, Mr. Morris surrendered the 880 shares that he owned in Fenders & More, Inc. in exchange for 186,120 Shares. On each of December 15, 1994, December 14, 1995, and December 12, 1996, Mr. Morris received 5,000 options to purchase Shares (15,000 total options) pursuant to the Republic Automotive Parts, Inc. Stock Compensation Plan. (Please see Exhibit 4) Please see Item 5 of this amended and restated Schedule 13D regarding two sales transactions rendering Mr. Morris the owner of less than 5% of the Shares.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The Shares beneficially owned by Mr. Morris were acquired by him for investment purposes when the Company acquired Fenders & More, Inc. on January 28, 1994, and when he received options to purchase Shares on December 15, 1994, December 14, 1995, and December 12, 1996. Please see
Item 5 of this amended and restated Schedule 13D regarding two sales transactions rendering Mr. Morris the owner of less than 5% of the Shares. Mr. Morris has no plans which relate to a change in management or otherwise relating to the Company's board of directors, any change in the Company's corporate structure or any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Mr. Morris, from time to time, may purchase additional Shares, directly or through the exercise of stock options or warrants, for investment purposes or otherwise or may sell such Shares.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Shares beneficially owned by Mr. Morris total 158,120 Shares as of January 10, 1997. Such Shares represent 4.7% of the Company's outstanding Shares. The Company has informed Mr. Morris that, as of January 28, 1997, 3,387,818 Shares were outstanding.

     (b) Mr. Morris has sole power to control the vote and disposition of the securities named in paragraph a.

     (c) On January 7, 1997, Mr. Morris sold 5,000 Shares at $16.50 per share through his broker at Smith Barney, Harris Upham & Co., Incorporated in New York.

          On January 10, 1997, Mr. Morris sold 28,000 Shares at $16.38 per share through his broker at Smith Barney, Harris Upham & Co., Incorporated in New York.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Mr. Morris ceased to be the beneficial owner of more than 5% of the Shares on January 10, 1997.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Morris and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies, with the exception of the following:

          (i) The Agreement of Merger and Reorganization dated as of January 28, 1994, among Fenders & More, Inc., Mr. Morris, the Company and FM Merger Corp (the "Merger Agreement") provides, in
     Exhibit 6.4 thereof, certain registration rights to Mr. Morris. FOR A COMPLETE DESCRIPTION OF THE MERGER AGREEMENT, REFERENCE IS MADE TO THE MERGER AGREEMENT, A COPY OF WHICH IS INCORPORATED BY REFERENCE AS EXHIBIT 1 TO THIS SCHEDULE 13D.

          (ii)  A  Stockholder  Agreement  between  Mr. Morris and the
     Company dated as of January 28, 1994 (the "Stockholder Agreement"), entered into in connection with the Merger Agreement, places certain restrictions on Mr. Morris' right to sell and/or acquire voting securities of the Company for a period of two (2) years and restrictions on certain defined acts or activities involving voting securities of the Company for a period of five (5) years. FOR A COMPLETE DESCRIPTION OF THE STOCKHOLDER AGREEMENT, REFERENCE IS MADE TO THE STOCKHOLDER AGREEMENT, A COPY OF WHICH IS INCORPORATED BY REFERENCE AS
     EXHIBIT 2 TO THIS SCHEDULE 13D.

          (iii) Pursuant to an Indemnity and Pledge Agreement between Mr. Morris and the Company dated as of January 28, 1994 (the "Indemnity Agreement"), entered into in connection with the Merger Agreement, eighty thousand (80,000) Shares owned by Mr. Morris are pledged to the Company to secure certain of Mr. Morris' obligations to indemnify the Company under the Merger Agreement. FOR A COMPLETE DESCRIPTION OF THE INDEMNITY AGREEMENT, REFERENCE IS MADE TO THE INDEMNITY AGREEMENT, A COPY OF WHICH IS INCORPORATED BY REFERENCE AS EXHIBIT 3 TO THIS
     SCHEDULE 13D.

          (iv)  On  each  of  December  15,  1994,  December  14, 1995, and
     December  12,  1996,  Mr.  Morris  received  5,000 options to purchase
     Shares pursuant to the Republic Automotive Parts, Inc. Stock Compensation Plan (the "Stock Compensation Plan"). FOR A COMPLETE DESCRIPTION OF THE STOCK COMPENSATION PLAN, REFERENCE IS MADE TO THE STOCK COMPENSATION PLAN, A COPY OF WHICH IS INCORPORATED BY REFERENCE AS EXHIBIT 4 TO THIS SCHEDULE 13D.

     Except as provided in the Indemnity Agreement, no Shares owned by Mr. Morris are pledged or otherwise subject to any contingency.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Rule 13d-2(c) states that previously filed paper exhibits need not  be
restated  electronically.   For  convenience,  the  following documents are
filed as part of this Schedule 13D:

     (1) Agreement of Merger and Reorganization dated as of January 28, 1994, among Fenders & More, Inc., M. Dewey Morris, Jr., the Company, and FM Merger Corp, filed as Exhibit 1 to the Company's Current Report on Form 8-K dated January 28, 1994, and incorporated herein by this reference.

     (2) Stockholder Agreement dated as of January 28, 1994, between the Company and M. Dewey Morris, Jr., filed as Exhibit 3 to the Company's Current Report on Form 8-K dated January 28, 1994, and incorporated herein by this reference.

     (3) Indemnity and Pledge Agreement dated as of January 28, 1994, among the Company, Fenders & More, Inc. and M. Dewey Morris, Jr., filed as Exhibit 2 to the Company's Current Report on Form 8-K dated January 28, 1994, and incorporated herein by this reference.

     (4) Stock Compensation Plan filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 dated June 8, 1990, and incorporated herein by this reference.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   2/4/97                /S/M. Dewey Morris, Jr.
     Date                          M. Dewey Morris, Jr.


                         Name/Title